UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2025

INCEPTION GROWTH ACQUISITION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41134	86-2648456
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Washington Street New York, NY	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 636-6638

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of a share of common stock	IGTAU	OTC Markets Group, Inc
Common Stock, par value $0.0001 per share	IGTA	OTC Markets Group, Inc
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50	IGTAW	OTC Markets Group, Inc
Rights, each to receive one-tenth of one share of common stock	IGTAR	OTC Markets Group, Inc

Item 1.01 Entry into a Material definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed, on September 12, 2023, Inception Growth Acquisition Limited, a Delaware corporation (“IGTA”), entered into that certain Business Combination Agreement (the “Business Combination Agreement”) with IGTA Merger Sub Limited, a British Virgin Islands company and wholly owned subsidiary of IGTA (such company before the Redomestication Merger (as defined below) is sometimes referred to as the “Purchaser” and upon and following the Redomestication Merger is hereinafter sometimes referred to as “PubCo”), AgileAlgo Holdings Ltd., a British Virgin Islands company (“AgileAlgo” or the “Company”), and certain shareholders of AgileAlgo (the “Signing Sellers”), and which agreement may also be thereafter executed by each of the other shareholders of AgileAlgo (such shareholders who become party to such agreement, the “Joining Sellers”, and together with the Signing Sellers, the “Sellers”) in one or more joinder agreements thereto, which provides for a business combination between IGTA and AgileAlgo.

As previously disclosed, on June 20, 2024, the parties to the Business Combination Agreement entered into an Amendment No. 1 to the Business Combination Agreement, which serves to amend the Business Combination Agreement to extend the Outside Closing Date (as defined in the Business Combination Agreement) to November 30, 2024.

As previously disclosed, on December 16, 2024, the parties to the Business Combination Agreement entered into an Amendment No. 2 to the Business Combination Agreement, which serves to amend the Business Combination Agreement to extend the Outside Closing Date to March 31, 2025. The Amendment No. 2 further amends the Business Combination Agreement that the Company may terminate the Business Combination Agreement by giving notice to IGTA if the common stock of IGTA has become delisted from Nasdaq and either the common stock of IGTA is, or the Purchaser Ordinary Shares (as defined in the Business Combination Agreement) are, not relisted on Nasdaq or the New York Stock Exchange on or prior to March 31, 2025.

As previously disclosed, on March 27, 2025, the parties to the Business Combination Agreement entered into an Amendment No. 3 to the Business Combination Agreement (the “Amendment No. 3”), which serves to amend the Business Combination Agreement to extend the Outside Closing Date to May 31, 2025. The Amendment No. 3 further amends the Business Combination Agreement that the Company may terminate the Business Combination Agreement by giving notice to IGTA if the common stock of IGTA has become delisted from Nasdaq and either the common stock of IGTA is, or the Purchaser Ordinary Shares are, not relisted on Nasdaq or the New York Stock Exchange on or prior to the Outside Closing Date. The Amendment No. 3 further provides for IGTA’s consent to and related waivers regarding certain transfers and issuances of Company ordinary shares as required by Section 7.1 of the Business Combination Agreement.

As previously disclosed, on May 6, 2025, the parties to the Business Combination Agreement entered into an Amendment No. 4 to the Business Combination Agreement (the “Amendment No. 4”), which serves to amend the Business Combination Agreement to extend the Outside Closing Date to July 31, 2025. The Amendment No. 4 further provides for IGTA’s consent to and related waivers regarding certain transfers and issuances of Company ordinary shares as required by Section 7.1 of the Business Combination Agreement.

As previously disclosed, on July 31, 2025, the parties to the Business Combination Agreement entered into Amendment No. 5 to the Business Combination Agreement (the “Amendment No. 5”), which serves to amend the Business Combination Agreement to extend the Outside Closing Date to October 14, 2025. The Amendment No. 5 also amends the Earnout Period so as to begin on October 1, 2025 and conclude at the end of the third fiscal quarter thereafter (i.e., June 30, 2026).

On August 7, 2025, the parties to the Business Combination Agreement entered into Amendment No. 6 to the Business Combination Agreement (the “Amendment No. 6”), which serves to amend the Business Combination Agreement to amend the Earnout Period so as to begin on April 1, 2026 and conclude at the end of the third fiscal quarter thereafter (i.e., December 31, 2026).

The foregoing description of the Amendment No. 6 to the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amendment No. 6 to the Business Combination Agreement, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

IMPORTANT NOTICES

Additional Information and Where to Find It

In connection with the Business Combination described herein, each of IGTA and IGTA Merger Sub Limited, a wholly owned subsidiary of IGTA (“PubCo”), has filed relevant materials with the SEC, including a registration statement of PubCo on Form S-4 (File No. 333-276929) (the “Registration Statement”). The Registration Statement, the related proxy statement and proxy card, and all prospectus supplements, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to IGTA at 875 Washington Street, New York, NY 10014. INVESTORS AND SECURITY HOLDERS OF IGTA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE BUSINESS COMBINATION THAT IGTA AND/OR ITS SUBSIDIARY HAVE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGTA, ITS SUBSIDIARY, AGILEALGO AND THE TRANSACTIONS DESCRIBED HEREIN.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Such statements include, but are not limited to, statements regarding the proposed Business Combination, including the anticipated initial enterprise value, the benefits of the proposed Business Combination, integration plans, anticipated future financial and operating performance and results, including estimates for growth, and the expected timing of the Business Combination. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Consequently, you should not rely on these forward-looking statements as predictions of future events.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report, including but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of IGTA’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of IGTA; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination Agreement following the announcement of the entry into the Business Combination Agreement and proposed Business Combination; (v) the ability of the parties or PubCo to recognize the benefits of the Business Combination Agreement and the proposed Business Combination; (vi) the lack of useful financial information for an accurate estimate of PubCo, AgileAlgo’s or IGTA’s future capital expenditures and future revenue; (vii) statements regarding AgileAlgo’s industry and market size; (viii) financial condition and performance of AgileAlgo, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of IGTA’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of AgileAlgo or PubCo; (ix) the impact from future regulatory, judicial, and legislative changes in PubCo’s or AgileAlgo’s industry; (x) competition from larger technology companies than PubCo or AgileAlgo that have greater resources, technology, relationships and/or expertise; and (xi) those factors discussed in IGTA’s filings and PubCo’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while AgileAlgo, PubCo and/or IGTA may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither AgileAlgo, PubCo nor IGTA gives any assurance that AgileAlgo, or IGTA, or PubCo, will achieve its expectations.

Participants in Solicitation

IGTA, PubCo, AgileAlgo and certain stockholders of IGTA, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of IGTA shares of common stock in respect of the proposed transaction. Information about IGTA’s directors and executive officers and their ownership of IGTA common stock is set forth in IGTA’s Annual Report on Form 10-K, filed with the SEC on March 26, 2025. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of PubCo, IGTA or AgileAlgo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
10.1	Amendment No. 6 to Business Combination Agreement, dated as of August 7, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Inception Growth Acquisition Limited

Dated: August 13, 2025	/s/ Cheuk Hang Chow
Cheuk Hang Chow
Chief Executive Officer

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